RECEIVED
MAR 3 1 2011
WASH, D.C.
189 SECTION

[redacted]

SECURITIES
11020615
Washington, D.C. 20549

C M

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30673

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Liberties Securities, Inc. (D/B/A First Liberties Financial)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

~~8211 5th Avenue~~ 369 Lexington
(No. and Street)

~~Brooklyn~~, New York	New York	~~11209~~ 10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Radin, Glass & Co., LLP
(Name – *if individual, state last, first, middle name*)

360 Lexington Avenue,	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Hilary Bergman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Liberties Securities, Inc. (D/B/A First Liberties Financial), as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HELEN R. LIAO
NOTARY PUBLIC-STATE OF NEW YORK
No. 01LI6151294
Qualified in Suffolk County
My Commission Expires August 14, 2014

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

First Liberties Securities, Inc
D/B/A First Liberties Financial

Contents

Radin, Glass & Co., LLP
Certified Public Accountants

360 Lexington Avenue
New York, NY 10017
www.radinglass.com
212.557.7505
Fax: 212.557.7591

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Independent Auditors' Report

March 29, 2011

Board of Directors
First Liberties Securities, Inc
D/B/A First Liberties Financial

We have audited the accompanying statement of financial condition of First Liberties Securities, Inc (D/B/A First Liberties Financial) as of December 31, 2010, and the related statements of operations and retained earnings, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Liberties Securities, Inc (D/B/A First Liberties Financial) as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.

Radin Glass & Co LLP

Certified Public Accountants

First Liberties Securities, Inc
D/B/A First Liberties Financial
Statement of Financial Condition
December 31, 2010

ASSETS

CURRENT ASSETS:		
Cash	$	10,452
Commissions receivable		57,395
Other receivable		5,330
Marketable securities, at market value		52,875
Prepaid expenses		4,187
TOTAL CURRENT ASSETS		130,239
OTHER ASSET:		
Deposits		75,000
TOTAL ASSETS	$	205,239

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:		
Account payable	$	19,533
Accrued expenses		64,649
TOTAL CURRENT LIABILITIES		84,182
STOCKHOLER'S EQUITY:		
Common stock ($10 par value, 1,000 shares authorized, issued and outstanding)		10,000
Additional paid-in capital		234,932
Accumulated deficit		(123,875)
TOTAL STOCKHOLDER'S EQUITY		121,057
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	205,239

See notes to financial statements.

First Liberties Securities, Inc
D/B/A First Liberties Financial
Statement of Operations and Retained Earnings
For the Year Ended December 31, 2010

INCOME	$ 672,318
COST AND EXPENSES:	
Commissions	501,134
Other expenses	388,792
TOTAL COSTS AND EXPENSES	889,926
LOSS BEFORE INCOME TAXES	(217,608)
INCOME TAXES	258
NET LOSS	(217,866)
RETAINED EARNINGS - Beginning	93,991
ACCUMULATED DEFICIT - Ending	$ (123,875)

See notes to financial statements.

First Liberties Securities, Inc
D/B/A First Liberties Financial
Statement of Cash Flows
For the Year Ended December 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(217,866)
Adjustment to reconcile net loss to net cash use in operating activities:		
Source (use) of cash from changes in assets and liabilities		
Commissions receivable		(55,520)
Other receivable		(5,330)
Marketable securities, at market value		47,571
Prepaid expenses		1,833
Deposits		(50,000)
Accounts payable		13,374
Accrued expenses		64,649
NET CASH USED IN OPERATING ACTIVITIES		(201,289)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:		
Capital contributions from parent company		209,932
NET INCREASE IN CASH		8,643
CASH, Beginning		1,809
CASH, Ending	$	10,452
SUPPLEMENTAL DATA:		
Cash paid during the year:		
Interest	$	-
Income taxes	$	258

See notes to financial statements.

First Liberties Securities, Inc
D/B/A First Liberties Financial

Notes to Financial Statements

1. **Business and Summary of Significant Accounting Policies:**

Description of Business

First Liberties Securities, Inc (D/B/A First Liberties Financial) (the "Company") was incorporated in New York State on October 5, 1983. The corporation is a wholly owned subsidiary of Pelion Financial Group, Inc. (the "Parent") which acquired it on March 10, 2010. The Company is an introducing broker clearing all trades through Pershing LLC and RBC Capital Markets.

Cash and Cash Equivalents

The Company classifies cash equivalents all highly liquid instruments with a maturity of three months or less at the time of purchase. Occasionally, the Company may have cash in excess of federally insured limits.

Marketable Securities

Marketable securities are valued at market.

Expenses paid by the Parent

Certain expenses, including payroll, rent, communications and overhead are paid by the Parent. The Company and its Parent in March 2011 retroactively agreed that such expenses would be recorded by the Company as an expense, with reimbursement simultaneously contributed to capital by the Parent. Additional paid in capital increased by $199,932 as a result of the contribution of such expenses. Minutes were approved in March 2011 approving the arrangement retroactive to March 10, 2010. Previously, such expenses were not recorded by the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Effective March 10, 2010 the Company is included in the consolidated Federal, state and city returns with the Parent. There are no temporary differences between tax and financial reporting for the Company. To the extent that the Company has any net operating carryforward it has been offset by an allowance.

Subsequent Events Evaluation

Management has evaluated subsequent events to determine if events or transactions occurring through March 29, 2011 require potential adjustment to or disclosure in the financial statements.

2. **Commissions Receivable:**

The commissions receivable represent monies due from various mutual funds and clearing firm. None of the receivables were greater than thirty days old. No allowance for bad debt is needed.

3. Marketable Securities:

At December 31, 2010 the marketable securities consist of cash and money market fund.

4. Deposit:

The deposit consists of deposits with clearing organizations.

5. Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule 15c-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related aggregate indebtedness ratio may fluctuate on a daily basis. At December 31, 2010, the Company had net capital of $111,540, which was $11,540 above its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.70 to 1.

6. Clearing Broker Indemnification:

In the normal course of business, customers may sell securities short. Subsequent market fluctuations may require the clearing broker to obtain additional collateral from the Company's customers. It is the policy of the clearing broker to value the short positions daily and to obtain additional deposits where deemed appropriate. The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

7. Financial Instruments with Off-Balance Sheet Risk:

In the normal course of business, the Company may enter into security sales transactions as principal. If the securities subject to such transactions are not in the possession of the Company (for example, securities loaned to other brokers or dealers used as collateral for bank loans or failed to receive), the Company may incur a loss if the security is not received and the market value has increased over the contract amount of the transactions. The Company had no such transactions outstanding as of December 31, 2010.

In the normal course of business, the Company may execute, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counter-party, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counter-parties in the above situations. The Company's policy is to closely monitor its market exposure and counter-party risk.

8. Audit by the Staff of the Securities and Exchange Commission:

In October 2010 representatives of the Securities and Exchange Commission commenced an audit of the Company, which audit is ongoing. While the Company believes that at all times it was in compliance with the Commission's capital requirements, at the request of the auditor's additional capital was invested after January 1, 2011.

First Liberties Securities, Inc
D/B/A First Liberties Financial
Computation of Net Capital Under Rule 15c3-1
December 31, 2010

Total stockholders' equity from statement of financial condition	$	121,057
Deduct non-allowable assets and haircuts on securities		(9,517)
Net capital	$	111,540
Greater of:		
Minimum net capital required - 6 2/3% total aggregate indebtedness of $78,162, pursuant to Rule 15c3-1	$	5,211
Minimum dollar net capital requirement of reporting broker/dealer	$	100,000
Net capital requirement	$	100,000
Excess net capital	$	11,540
Excess net capital at 1,000%, as defined	$	103,724
Items included in statement of financial condition:		
Accounts payable and accrued expenses	$	78,162
Total aggregate indebtedness	$	78,162
Ratio: aggregate indebtedness to net capital		0.70

First Liberties Securities, Inc
D/B/A First Liberties Financial
Reconciliation of Net Capital Under Rule 15c3-1
December 31, 2010

Reconciliation of the computation of net capital pursuant to Rule 15c3-1 with the corresponding computation contained in the unaudited Part II filing of Form X-17A-5

Net capital per computation contained in Part IIA of Form X-17A-5	$	129,384
Audit adjustments - adjustments by the Company		17,844
Net capital per audited report	$	111,540

First Liberties Securities, Inc
D/B/A First Liberties Financial
Information Relating to the Possession or Control Requirements
Under Rule 15c3-3
December 31, 2010

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

First Liberties Securities, Inc
D/B/A First Liberties Financial

Supplemental Report Of
Certified Public Accountants

Radin, Glass & Co., LLP

Certified Public Accountants

360 Lexington Avenue
New York, NY 10017
www.radinglass.com
212.557.7505
Fax: 212.557.7591

rg

Board of Directors
First Liberties Securities, Inc
D/B/A First Liberties Financial

In Planning and performing our audit of the financial statements of First Liberties Securities, Inc (D/B/A First Liberties Financial) (the "Company"), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Marking the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purposed described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Certified Public Accountants
New York, NY
March 29, 2011

First Liberties Securities, Inc
D/B/A First Liberties Financial

Financial Statements

Year Ended December 31, 2010